                                                               Exhibit (a)(5)(C)

               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

PATRICK STARR, on behalf of himself and  :
all others similarly situated,           :    Civil Action No. 18919-NC
                                         :
          Plaintiff,                     :
                                         :
v.                                       :
                                         :    CLASS ACTION COMPLAINT
                                         :    ----------------------
UNIGRAPHICS SOLUTIONS INC.,              :
ELECTRONIC DATA SYSTEMS                  :
CORPORATION, JEFFREY M. HELLER,          :
DR. LEO J. THOMAS, D. GILBERT            :
FRIEDLANDER, J. DAVIS HAMLIN,            :
WILLIAM P. WEBER, GEORGE M.              :
ABIGAIL, ANTHONY J. AFFUSO and           :
PAUL J. CHIAPPARONE,                     :
                                         :
          Defendants.                    :


     Plaintiff, by his attorneys, alleges upon information and belief except with respect to his ownership of Unigraphics Solution Inc. ("UGS" or the "Company") common stock, and his suitability to serve as a class representative, which is alleged upon personal knowledge, as follows:

                                    PARTIES
                                    -------

     1.   Plaintiff is the owner of shares of defendant UGS.

     2. Unigraphics Solutions Inc. is a Delaware corporation with its principal executive offices at 10824 Hope Street, Cypress, California 90630. As of March 23, 2001, UGS had 5,066,007 shares of Class A common stock and 31,265,000 shares of Class B common stock outstanding. Each share of Class A common stock is entitled to cast one vote, while each share of Class B common stock is entitled to ten votes.

     3. Electronic Data Systems Corporation ("EDS") is a Delaware corporation with principal executive offices at 5400 Legacy Drive, Plano, Texas 75024. EDS owns 100% of the UGS Class B common stock, constituting 98.4% of the UGS voting power. As such EDS owes fiduciary duties to the public shareholders of UGS.

     4. Defendant Jeffrey M. Heller has been Vice Chairman of EDS since November 2000 and a director of EDS since 1983. Mr. Heller oversees operation of EDS' six global industry groups and its corporate support functions. He was President and Chief Operating Officer of EDS from June 1996 until November 2000, and Senior Vice President of EDS from 1984 until Jun 1996. Mr. Heller joined EDS in 1968 and has served in numerous technical and management capacities. Mr. Heller is a director of Mutual of Omaha and Trammel Crow Company. Mr. Heller has served as director of UGS since June 1998 and was Chairman of UGS from January 1999 to February 20, 2001.

     5.   Defendant Dr. Leo J. Thomas has been a director of UGS since June
1998.

     6. Defendant D. Gilbert Friedlander has been Senior Vice President, General Counsel and Corporate Secretary of EDS since 1996 and prior to that time had been General counsel since joining EDS in 1991. Mr. Friedlander has oversight responsibilities for EDS' legal activities on a global basis. Mr. Friedlander has served as a director of UGS since July 2000.

     7. Defendant J. Davis Hamlin retired from EDS as Senior Vice President and director in June 1994, which positions he held since 1987. He served as Chief Financial Officer of EDS from April 1986 to November 1990 and continued to oversee EDS' financial planning, administration and investor relations through December 1991. Mr. Hamlin joined EDS in 1966 and served in numerous management capacities. Mr. Hamlin has served as a director of UGS since June 1998.

     8. Defendant William P. Weber has served as a director of UGS since June 1998.

     9. Defendant George M. Abigail has served as Vice President of Corporate Business Development and Ventures of EDS since June 2000 as well as Chairman of the Strategic Investment Committee of EDS. He was CFO of EDS CoNext, a subsidiary of EDS, from December 1999 to June 2000, EDS Assistant Treasurer from June 1998 to December 1999, and Director-Corporate Financial Planning and Analysis of EDS from December 1993 to June 1998. Mr. Abigail joined EDS in 1984 and has held various positions, including manager of Federal Tax Compliance and European Tax. Mr. Abigail is a director of SeeBeyond Technology Corporation. Mr. Abigail has been a director of UGS since February 20, 2001.

     10. Defendant Anthony J. Affuso was appointed President and Chief Executive Officer of UGS an July 12, 2000. From January 1998 to July 2000, Mr. Affuso served as Vice President and then Executive Vice President of Products and Operations for UGS. From March 1992 to December 1997, Mr. Affuso served as the Vice President of Software Development and Marketing of the Unigraphics Division of EDS, with responsibility for research and development for UGS' core products. From September 1989 to March 1992, Mr. Affuso was in charge of computing, communications and information management infrastructure. Mr. Affuso has served as a director of UGS since July 2000.

     11. Defendant Paul J. Chiapparone has been Executive Vice President - Operations of EDS since November 2000 and prior to that time had served as Executive Vice President since June 1996 and a Senior Vice President from April 1986 to June 1996. Mr. Chiapparone has oversight responsibility for EDS' Information Solutions and Business Process Management lines of business and the CIO and CTO organizations as well as for EDS' GM client on a global basis.

Mr. Chiapparone joined EDS in 1966 and has served in numerous management capacities. He has been Chairman of UGS since February 20, 2001 and a director of UGS since October 1999.

     12. The foregoing individual directors of UGS (collectively the "Director Defendants"), owe fiduciary duties to UGS and its shareholders.

                           CLASS ACTION ALLEGATIONS
                           ------------------------

     13. Plaintiff brings this action on his own behalf and as a class action on behalf of all shareholders of defendant UGS (except defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) or their successors in interest, who have been or will be adversely affected by the conduct of defendants alleged herein.

     14. This action is properly maintainable as a class action for the following reasons:

          a) The class of shareholders for whose benefit this action is brought is so numerous that joinder of all class members is impracticable. There are over 5 million shares of defendant UGS common stock outstanding owned by shareholders of record scattered throughout the United States.

          b) There are questions of law and fact which are common to members of the Class and which predominate over any questions affecting any individual members. The common questions include, inter alia, the following:
                                       ----- ----

               i) Whether one or more of the defendants has engaged in a plan and scheme to enrich themselves at the expense of defendant UGS' public stockholders;

               ii) Whether the Defendants have breached their fiduciary duties owed by them to plaintiff and members of the Class, and/or have aided and abetted in such breach, by virtue of their participation and/or acquiescence and by their other conduct complained of herein; and

               iii) Whether plaintiff and the other members of the Class will be irreparably damaged by the transactions complained of herein.

     15. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation this nature. The claims of plaintiff are typical of the claims of the other members of the Class and plaintiff has the same interest as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

     16. Plaintiff anticipates that there were will not be any difficulty in the management of this litigation.

     17. For the reasons stated herein, a class action is superior to other available methods for the fair and efficient adjudication of this action.

                            SUBSTANTIVE ALLEGATIONS
                            -----------------------

     18. On May 23, 2001, it was announced that EDS agreed to acquire the 14% of UGS common stock that it does not already own in exchange for $27 per share. EDS's domination and control of UGS apparently impeded an appropriate independent process to determine the best price for the public UGS shares and whether a sale to EDS was entirely fair and in the best interests of the public shareholders.

     19. The proposed transaction is wrongful, unfair and harmful to UGS's public stockholders, the Class members, and represents an attempt by EDS to subvert the interests of the public shareholders, in order to aggrandize EDS's interests and the interests of its affiliates. Defendants are doing so apparently without adequate independent representation of the public shareholders to ensure that the best interests of the public shareholder's are protected and advanced, and that the transaction is entirely fair. The proposed transaction will deny plaintiff and other Class members their rights to share appropriately in the true value of the Company while usurping the same for the benefit of defendant EDS at an unfair and inadequate price.

     20. These tactics pursued by the defendants are, and will continue to be, wrongful, unfair and harmful to UGS's public shareholders, and are an attempt by certain defendants to aggrandize their personal positions, interests and finances at the expense of and to the detriment of the UGS public stockholders. These maneuvers by the defendants will deny members of the Class their right to share appropriately in the true value of UGS's value assets, future earnings and profitable businesses.

     21. In contemplating, planning and/or effecting the foregoing specified acts and in pursuing and structuring the transaction, defendants are not acting in good faith toward plaintiff and the Class, and have breached, and are breaching, their fiduciary duties to plaintiff and the Class.

     22. Because the Defendants (and those acting in concert with them) dominate and control the business and corporate affairs of UGS and because they are in possession of private corporation information concerning UGS's businesses and future prospects, there exists an imbalance and disparity of knowledge and economic power between the defendants and the public shareholders of UGS.

     23. As a result of the actions of the defendants, plaintiff and the Class have been and will be damaged.

     24. Unless enjoined by this Court, the Defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, all to the irreparable harm of the Class. Plaintiff has no adequate remedy at law.

     WHEREFORE, plaintiff demands judgment as follows:

          a)   Declaring that this action may be maintained as a class action;

          b) Declaring that the proposed transaction is unfair, unjust and inequitable to plaintiff and the other members of the Class;

          c) Enjoining preliminarily and permanently the defendants from taking any steps to accomplish or implement the proposed transaction without adequate safeguards for the interests of the class, including truly independent representation to act on behalf of the public shareholders;

          d) Requiring defendants to compensate plaintiff and the members of the Class for all losses and damages suffered and to be suffered by them as a result of the acts and transactions complained of herein, together with prejudgment and post-judgment interest;

          e) Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys, accountants', and experts' fees; and

          f)   Granting such other and further relief as may be just and proper.

Dated:  May 24, 2001                         CHIMICLES, & TIKELLIS LLP


                                             ______________________________
                                             Pamela S. Tikelli
                                             Robert J. Kriner, Jr.
                                             One Rodney Square
                                             Wilmington, Delaware  19899
                                             (302) 656-2500

                                             Attorneys for Plaintiff

OF COUNSEL:

WOLF HALDENSTEIN ADLER FREEMAN HERZ
270 Madison Avenue
New York, New York  10016
(212) 545-4600